UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _)*
Alder Biopharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
014339105
(CUSIP Number)
Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 014339105

NAME OF REPORTING PERSON
Redmile Group, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
6,807,876 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
6,807,876 (2)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,807,876 (2)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (3)
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (viii) of footnote (2) below.

(2) The aggregate amount of shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) beneficially owned by the Reporting Persons is comprised of the following: (i) 1,062,676 shares of Common Stock and 46,596 shares of the Issuer’s non-voting Class A-1 Convertible Preferred Stock (“Class A-1 Preferred Stock”) held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 204,772 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund II, Ltd., (iii) 154,403 shares of Common Stock and 7,594 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 2,129,754 shares of Common Stock and 95,210 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund, Ltd., (v) 47,400 shares of Common Stock and 112,847 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 258,249 shares of Class A-1 Preferred Stock held by MM LS Opportunities Master Fund, L.P., (vii) 434,439 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (viii) 270,793 shares of Common Stock held by P Redmile Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (viii) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock (the “Certificate of Designation”), the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 6,807,876 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below).

(3) Percent of class calculated based on an aggregate of 67,844,820 shares of Common Stock issued and outstanding as of February 21, 2018, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) on February 26, 2018 (the “Form 10-K”), plus 302,110 shares of Common Stock issuable upon conversion of 30,211 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of February 21, 2018.

CUSIP No.: 014339105

NAME OF REPORTING PERSON
Jeremy C. Green
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
6,807,876 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
6,807,876 (2)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,807,876 (2)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (3)
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (viii) of footnote (2) below.

(2) The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 1,062,676 shares of Common Stock and 46,596 shares of Class A-1 Preferred Stock held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 204,772 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund II, Ltd., (iii) 154,403 shares of Common Stock and 7,594 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 2,129,754 shares of Common Stock and 95,210 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund, Ltd., (v) 47,400 shares of Common Stock and 112,847 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 258,249 shares of Class A-1 Preferred Stock held by MM LS Opportunities Master Fund, L.P., (vii) 434,439 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (viii) 270,793 shares of Common Stock held by P Redmile Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (viii) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation, the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The 6,807,876 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below).

(3) Percent of class calculated based on an aggregate of 67,844,820 shares of Common Stock issued and outstanding as of February 21, 2018, as reported by the Issuer in the Form 10-K, plus 302,110 shares of Common Stock issuable upon conversion of 30,211 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of February 21, 2018.

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the common stock, $0.001 par value per share (“Common Stock”), of Alder Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11804 North Creek Parkway South, Bothell, WA 98011.

ITEM 2. Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), and Jeremy C. Green, a citizen of the United Kingdom (together with Redmile, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile Group, LLC is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including Redmile Capital Fund, LP, Redmile Capital Offshore Fund II, Ltd., Redmile Capital Offshore Fund (ERISA), Ltd., Redmile Capital Offshore Fund, Ltd., Redmile Strategic Master Fund, LP, MM LS Opportunities Master Fund, L.P., Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and P Redmile Ltd. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Jeremy C. Green is a citizen of the United Kingdom.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. Source and Amount of Funds or Other Consideration.

The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (viii) of Item 5(a) below.

ITEM 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise (including through the conversion of shares of the Issuer’s non-voting Class A-1 Convertible Preferred Stock (the “Class A-1 Preferred Stock”) beneficially owned by the Reporting Persons) or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5. Interest in Securities of the Issuer.

(a) The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 1,062,676 shares of Common Stock and 46,596 shares of Class A-1 Preferred Stock held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 204,772 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund II, Ltd., (iii) 154,403 shares of Common Stock and 7,594 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 2,129,754 shares of Common Stock and 95,210 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund, Ltd., (v) 47,400 shares of Common Stock and 112,847 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 258,249 shares of Class A-1 Preferred Stock held by MM LS Opportunities Master Fund, L.P., (vii) 434,439 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (viii) 270,793 shares of Common Stock held by P Redmile Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (viii) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock (the “Certificate of Designation”), the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 6,807,876 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with the next paragraph).

For purposes of this Schedule 13D, the percent of class was calculated based on an aggregate of 67,844,820 shares of Common Stock issued and outstanding as of February 21, 2018, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 26, 2018, plus 302,110 shares of Common Stock issuable upon conversion of 30,211 shares of Class A-1 Preferred Stock, which is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of February 21, 2018 due to the Beneficial Ownership Limitation.

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 6,807,876

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 6,807,876

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 6,807,876

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 6,807,876

(c) The information in Item 6 below is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Preferred Stock Private Placement

On January 7, 2018, the Issuer entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with Redmile Capital Fund, LP, Redmile Capital Offshore Fund II, Ltd., Redmile Capital Offshore Fund (ERISA), Ltd., Redmile Capital Offshore Fund, Ltd., Redmile Strategic Master Fund, LP and MM LS Opportunities Master Fund, L.P. (collectively, the “Buyers”), pursuant to which the Issuer had the right to sell to the Buyers, in private placements, from time to time up to $250,000,000 in shares of the Issuer’s non-voting Class A Preferred Stock (“Preferred Stock”) over a three-year period, subject to certain limitations and conditions set forth in the Purchase Agreement. The Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Redmile Group, LLC is the investment manager/adviser to each of the Buyers and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares.

On January 12, 2018, the Buyers purchased an aggregate of 725,268 shares of Class A-1 Preferred Stock pursuant to the Purchase Agreement at $137.88 per share (the “Initial Purchase Price”). In addition, pursuant to the Purchase Agreement, in the event a deemed liquidation occurs within 24 months of the date of the Purchase Agreement, the Issuer agreed to issue the Buyers (or their designees or assignees) a warrant to purchase an aggregate of 75,000 shares of Preferred Stock at a purchase price per share equal to the Initial Purchase Price (the “Warrant”). The Purchase Agreement terminated on February 1, 2018 upon the closing of the Issuer’s underwritten public offering of $250,000,000 aggregate principal amount of 2.50% convertible senior notes due 2025.

In connection with the issuance and sale of Class A-1 Preferred Stock, on January 12, 2018, the Issuer and the Buyers also entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file under the Securities Act of 1933, as amended (the “Securities Act”), a prospectus supplement under its current registration statement on Form S-3 (SEC File No. 333-216199), and file, if needed, one or more additional registration statements, as permissible and necessary, for the resale of the shares of Common Stock issued or issuable upon conversion of Preferred Stock issued or issuable pursuant to the Purchase Agreement and the Warrant.

The Certificate of Designation, filed with the office of the Secretary of State of the State of Delaware on January 12, 2018, sets forth the rights, preferences, privileges, and restrictions applicable to the Class A-1 Preferred Stock. Certain of the material rights, preferences, privileges, and restrictions applicable to the Class A-1 Preferred Stock are described below.

Conversion. Each share of the Class A-1 Preferred Stock will initially be convertible into ten shares of Common Stock. The conversion rate of the Class A-1 Preferred Stock is subject to proportionate adjustments for stock splits, reverse stock splits and similar events, but is not subject to price-based anti-dilution adjustments.

Dividends. Subject to certain exceptions, holders of Class A-1 Preferred Stock are entitled to receive dividends at a rate of 5% per annum of the Class A-1 Original Issue Price (as defined below) from January 12, 2018 (the “Preferred Dividend”). The “Class A-1 Original Issue Price” equals the Initial Purchase Price (subject to adjustment in the event of stock splits, combinations or similar events). Preferred Dividends accrue and accumulate semi-annually commencing on January 12, 2018 and are payable semi-annually in arrears on June 30 and December 31 of each year commencing on June 30, 2018. The Issuer may elect to pay the Preferred Dividend in cash or by issuance of additional fully paid and nonassessable shares of Class A-1 Preferred Stock (the “PIK Shares”) in an amount equal to (i) the aggregate dollar amount of the Preferred Dividend payable with respect to the Class A-1 Preferred Stock, divided by (ii) the Class A-1 Original Issue Price. In addition, holders of Class A-1 Preferred Stock are entitled to receive dividends on such shares equal (on an as-if-converted-to-common stock basis) to, and in the same form as, dividends actually paid on shares of Common Stock.

Voting Rights. Except as required by applicable law, the Class A-1 Preferred Stock shall have no voting rights. However, as long as any shares of Class A-1 Preferred Stock are outstanding, the Issuer shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Class A-1 Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Class A-1 Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) (except as provided in (ii) below) or bylaws of the Issuer, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Class A-1 Preferred Stock in a manner materially different than the effect on Common Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise, (ii) issue further shares of Class A-1 Preferred Stock (other than PIK Shares) or increase (other than as needed to issue PIK shares) or decrease (other than by conversion) the number of authorized shares of Class A-1 Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing.

Liquidation Rights. Upon any liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, or Deemed Liquidation (as defined below) the holders of Class A-1 Preferred Stock are entitled to receive out of the assets of the Issuer or proceeds thereof, an amount equal to the greater of (1) the Class A-1 Original Issue Price, plus all accrued but unpaid dividends thereon (the “Class A-1 Preference Amount”) or (2) the amount to which such holders would be entitled to receive if such shares of Class A-1 Preferred Stock had been converted to Common Stock immediately prior to such liquidation or Deemed Liquidation. After the payment of the full liquidation preference of the Class A-1 Preferred Stock, the remaining assets of the Issuer available for distribution to its stockholders shall be distributed ratably to the holders of the shares of Common Stock and Class A-1 Preferred Stock.

Beneficial Ownership Limitation. The Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder does not have the right to convert any portion of the Class A-1 Preferred Stock held by the holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, would beneficially own in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer.

Fundamental Transaction. If, at any time while the Class A-1 Preferred Stock is outstanding, (i) the Issuer, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Issuer with or into another person, (ii) the Issuer, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition, of all or substantially all of its assets in one or a series of related transactions, (iii) any direct or indirect, purchase offer, tender offer or exchange offer (whether by the Issuer or another person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 35% or more of the outstanding Common Stock, (iv) the Issuer, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Issuer, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person whereby such other person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then as of the effective date and time of the Fundamental Transaction, each outstanding share of Class A-1 Preferred Stock shall be canceled without any further action on the part of the Issuer or the holder, and in consideration for such cancellation, each holder shall automatically receive, for each share of Common Stock that would have been issuable had such cancelled shares of Class A-1 Preferred Stock been converted immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash and other property receivable upon the effectiveness of such Fundamental Transaction as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock; provided, however that in the event that the Fundamental Transaction is a Deemed Liquidation, each holder shall be entitled to receive with respect to each outstanding share of Class A-1 Preferred Stock the greater of (1) the Class A-1 Preference Amount or (2) the amount of cash, securities or other property to which such holder would be entitled to receive in such Deemed Liquidation with respect to such shares if such shares had been converted to Common Stock immediately prior to such Deemed Liquidation. A “Deemed Liquidation” occurs if (A) the Issuer merges into or consolidates with any other entity, or any entity merges into or consolidates with the Issuer and, after giving effect to such transaction, the stockholders of the Issuer immediately prior to such transaction own less than 50% of the aggregate voting power of the Issuer or the successor entity of such transaction or (B) the Issuer sells, leases, licenses or transfers all or substantially all of its assets to another person or entity and the stockholders of the Issuer immediately prior to such transaction own less than 50% of the aggregate voting power of the acquiring entity immediately after the transaction.

The foregoing summaries of the Purchase Agreement, the Registration Rights Agreement and the Certificate of Designation are not intended to be complete and are qualified in their entirety by reference to the full texts of such documents, which are filed as Exhibit 99.2, 99.3 and 99.4 to this Schedule 13D, respectively, and are incorporated herein by reference.

Convertible Senior Notes

On February 1, 2018, private investment vehicles and separately managed accounts for which Redmile Group, LLC is the investment manager/adviser purchased $25 million aggregate principal amount of the Issuer’s 2.50% convertible senior notes due 2025 (the “2025 Notes”).

The Issuer issued the 2025 Notes under an indenture, dated as of February 1, 2018 (the “Base Indenture”), between the Issuer and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of February 1, 2018 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Issuer and the Trustee.

The 2025 Notes are senior unsecured obligations of the Issuer and bear interest at a rate of 2.50% per year, payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2018. The 2025 Notes will mature on February 1, 2025, unless earlier repurchased, redeemed or converted. The 2025 Notes will be convertible into cash, shares of Common Stock or a combination of cash and shares, at the Issuer’s election. The conversion rate will initially be 49.3827 shares of Common Stock per $1,000 principal amount of 2025 Notes (equivalent to an initial conversion price of approximately $20.25 per share of Common Stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, the Issuer will increase the conversion rate for a holder who elects to convert its 2025 Notes in connection with such a corporate event in certain circumstances. Prior to the close of business on the business day immediately preceding November 1, 2024, the 2025 Notes will be convertible at the option of holders only upon the satisfaction of certain conditions. Thereafter, holders of the 2025 Notes may convert their 2025 Notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding maturity on November 1, 2024.

The Issuer may redeem for cash all or any portion of the 2025 Notes, at its option, on or after February 1, 2022 at a redemption price equal to 100% of the principal amount of the 2025 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date if the last reported sale price of the Common Stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice exceeds 130% of the applicable conversion price for the 2025 Notes on each applicable trading day as determined by the Issuer. If the Issuer undergoes a “fundamental change,” holders of the 2025 Notes may require the Issuer to repurchase for cash all or any portion of their 2025 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2025 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Indenture contains customary events of default including: (1) the Issuer’s default in any payment of interest on any of the 2025 Notes when due and payable and the default continues for a period of 30 days; (2) the Issuer’s default in the payment of principal of any of the 2025 Notes when due and payable at its stated maturity, upon any required repurchase, upon optional redemption, upon declaration of acceleration or otherwise; (3) the Issuer’s failure to comply with its obligation to convert the 2025 Notes in accordance with the Indenture upon exercise of a holder’s conversion right and such failure continues for five business days; (4) the Issuer’s failure to give a fundamental change notice or notice of a specified corporate transaction, in each case when due; (5) the Issuer’s failure to comply with its obligations under the Indenture with respect to consolidation, merger or sale of assets of the Issuer; (6) the Issuer’s failure, for a period of 60 days after written notice from the Trustee or the holders of at least 25% in principal amount of the 2025 Notes then outstanding, to comply with any of the Issuer’s other agreements contained in the 2025 Notes or Indenture; (7) a default by the Issuer or any of its subsidiaries with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $20.0 million in the aggregate of the Issuer and/or any such subsidiary (i) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity date or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, and such acceleration shall not have been rescinded or annulled or such failure to pay or default shall not have been cured or waived, or such indebtedness is not paid or discharged, as the case may be, within 60 days after written notice to the Issuer by the Trustee or to the Issuer and the Trustee by holders of at least 25% in aggregate principal amount of 2025 Notes then outstanding; and (8) certain events of bankruptcy, insolvency or reorganization with respect to the Issuer or any of its significant subsidiaries.

If certain bankruptcy and insolvency-related events of defaults involving the Issuer occur, the principal of, and accrued and unpaid interest on, all of the then outstanding 2025 Notes shall automatically become due and payable. If any other event of default occurs and is continuing, the Trustee by notice to the Issuer, or the holders of at least 25% in principal amount of the outstanding 2025 Notes, by notice to the Issuer and the Trustee, may declare the principal of, and accrued and unpaid interest on, all of the then outstanding 2025 Notes to be due and payable. Notwithstanding the foregoing, the Indenture provides that, to the extent the Issuer elects, the sole remedy for an event of default relating to certain failures by the Issuer to comply with Section 314(a)(1) of the Trust Indenture Act or comply with certain reporting covenants in the Indenture will, for the first 365 days after such event of default, consist exclusively of the right to receive additional interest on the 2025 Notes.

The Indenture provides that the Issuer shall not consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all of its properties and assets to, another person, unless (i) the resulting, surviving or transferee person (if not the Issuer) is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such corporation (if not the Issuer) expressly assumes by supplemental indenture all of the Issuer’s obligations under the 2025 Notes and the Indenture; and (ii) immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the Indenture.

The foregoing summaries of the Base Indenture and the Supplemental Indenture are not intended to be complete and are qualified in their entirety by reference to the full texts of such documents, which are filed as Exhibit 99.5, and 99.6 to this Schedule 13D, respectively, and are incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of March 23, 2018, between Redmile Group, LLC and Jeremy C. Green.
Exhibit 99.2

Preferred Stock Purchase Agreement by and among Alder BioPharmaceuticals, Inc. and the Buyers set forth therein dated January 7, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 11, 2018).

Exhibit 99.3

Registration Rights Agreement by and between Alder BioPharmaceuticals, Inc. and the buyers listed on the Schedule of Buyers thereto, dated January 12, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 19, 2018).

Exhibit 99.4

Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock of Alder BioPharmaceuticals, Inc., dated January 12, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 19, 2018).

Exhibit 99.5

Base Indenture, dated February 1, 2018, between Alder BioPharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 1, 2018).

Exhibit 99.6

First Supplemental Indenture, dated February 1, 2018, between Alder BioPharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (including the form of 2.50% convertible senior notes due 2025) (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on February 1, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2018	REDMILE GROUP, LLC

By: /s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: March 23, 2018
JEREMY C. GREEN

By: /s/ Jeremy C. Green
Jeremy C. Green

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto, the “Schedule 13D”) relating to the common stock, $0.001 par value per share, of Alder Biopharmaceuticals, Inc., which may be deemed necessary pursuant to Regulation 13D or 13G promulgated under the Exchange Act.

The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13D, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has a reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13D, filed on behalf of each of the parties hereto.

IN WITNESS WHEREOF , each of the undersigned has executed this Joint Filing Agreement as of the 23rd day of March, 2018.

REDMILE GROUP, LLC

By: /s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

JEREMY C. GREEN

By: /s/ Jeremy C. Green
Name: Jeremy C. Green